Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	February 7th, 2005
Maurizio Dessolis	FOR IMMEDIATE RELEASE

Chief Financial Officer

Tel +39 0437 7 77

Fax +39 0437 770727

e-mail: investor@derigo.com

NYSE: DER

DE RIGO

announces sales results for 2004

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 514.4 m1 for 2004, an increase of 1.9% as compared with last year.

The Group’s current businesses continued to perform very positively, as comparisons with the prior year were affected by De Rigo’s sale during July 2003 of the controlling interest in Eyewear International Distribution (“EID”), a joint venture with the Prada Group. Excluding EID’s sales from the Group’s results for 2003,2 the period on period increase in consolidated net sales was 6.1%.

Highlights of the Group’s unaudited sales results for 2004 include:

•

Consolidated net sales increased by 1.9% to EUR 514.4 m, as compared with EUR 504.8 m posted in 2003. Foreign currency effects accounted for 0.9 percentage points of the overall increase in consolidated net sales.[3]

•	Wholesale & manufacturing sales decreased by 1.2% to EUR 134.5 m from EUR 136.2 m posted in 2003. Excluding sales made to EID during 2003 from the comparison, the segment’s sales increased by 0.7%.
•

Sales through the retail companies increased by 7.8% to EUR 389.8 m from EUR 361.5 m in 2003, primarily as a result of positive same store sales growth at both General Optica (“GO”), the Group’s Spanish retail chain, and Dollond & Aitchison (“D&A”), the Group’s British retail chain.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis, as well as sales for each of its two principal business segments. In calculating its consolidated net sales and revenues, De Rigo has eliminated the intercompany sales between the Group’s business segments, as detailed in the following table:

_________________________
1The Group reports its results in Euro. On February 4th, 2005, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD 1.2958. The financial results reported in this press release have not been audited by the Group’s independent public accountants and are presented on the basis of accounting principles generally accepted in Italy (“Italian GAAP”).
2Tables detailing the Group’s consolidated Italian GAAP sales results and those of its wholesale & manufacturing business segment excluding sales made by or to EID are provided on page 2 and page 3 of this release.
3In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for 2004 on the basis of the same average exchange rates used to calculate sales for 2003. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on an exchange rate neutral basis. See the tables on page 2 and page 3 of this release.
The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

NET SALES BY BUSINESS SEGMENT (Euro in millions)

	2003	2004		2004	2004
	Net Sales	Net Sales	% change	Effect of application of constant exchange rates	Sales at constant exchange rates (Non-GAAP)	% change
Wholesale & Manufacturing	136.2	134.5	-1.2%	0.5	135.0	-0.9%
Retail	361.5	389.8	+7.8%	-4.8	385.0	+6.5%
- D&A	230.8	248.9	+7.8%	-4.8	244.1	+5.8%
- GO	130.7	140.9	+7.8%	0.0	140.9	+7.8%
Elimination of Intercompany Sales	-12.7	-9.9	-22.0%	0.0	-9.9	-22.0%

Consolidated net sales excluding sales through EID	485.0	514.4	+6.1%	-4.3	510.1	+5.2%

EID	19.8	0.0		0.0	0.0

Consolidated net sales	504.8	514.4	+1.9%	-4.3	510.1	+1.0%

  Consolidated net sales

 The Group’s consolidated net sales of EUR 514.4 m were broken down as follows: eyewear sales of EUR 224.3 m, lens sales of EUR 160.1 m, contact lens sales of EUR 80.0 m and other sales and revenues of EUR 50.0 m, as compared with sales of EUR 235.8 m, EUR 143.7 m, EUR 74.7 m and EUR 50.6 m, respectively, for 2003.

As previously announced, on July 23, 2003, De Rigo sold its 51% interest in EID, the former joint venture for the marketing and distribution of Prada eyewear. As mentioned above, if one excludes sales through EID during the portion of 2003 prior to its sale from the period on period comparison, the Group’s consolidated net sales increased by 6.1%.

 Foreign currency translation differences had a positive effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Pounds Sterling, as the average exchange rate for this currency in 2004 was more favourable to the Group than that during 2003. This increase in the relative value of the British currency more than offset a decline in the average Euro exchange rates for Japanese Yen and Hong Kong Dollars. As shown in the table above, foreign exchange rate differences had an overall positive effect of 0.9 percentage points on consolidated net sales.

Analysing consolidated net sales by geographic area, net sales in Europe increased by 2.9% to EUR 466.8 m, primarily as a result of higher sales through the Group’s retail companies. Net sales in the Americas decreased by 34.2% to EUR 7.9 m primarily as a result of the deconsolidation of EID. Net sales in the Rest of the World increased by 1.8% to EUR 39.7 m, as the impact of the deconsolidation of EID was more than offset by very positive results posted by the Group’s Far Eastern distribution subsidiaries.

De Rigo’s overall consolidated net sales results reflected the contribution of each of the Group’s principal business segments:

  Wholesale & manufacturing

Wholesale & manufacturing sales declined by 1.2% to EUR 134.5 m from EUR 136.2 m posted in 2003, primarily as effect of the lost sales to EID.

 Excluding net sales made by the wholesale & manufacturing business segment to EID prior to its sale from the results for 2003, the segment’s sales increased by 0.7% (or 1.0% at constant exchange rates), as detailed in the table below:

	2003	2004		2004	2004
	Net Sales	Net Sales	% change	Effect of application of constant exchange rates	Sales at constant exchange rates (Non-GAAP)	% change
Wholesale & Manufacturing sales	136.2	134.5	-1.2%	0.5	135.0	-0.9%%
- of which sales to EID	-2.6	0.0		0.0	0.0

Wholesale & Manufacturing sales excluding net sales to EID	133.6	134.5	+0.7%	0.5	135.0	+1.0%

  The increase in wholesale & manufacturing sales was primarily due to very strong sales results in certain Far Eastern markets, particularly Japan and Hong Kong, as well as in certain European markets, including Greece and Spain.

Retail

Sales through the retail companies increased by 7.8% to EUR 389.8 m from EUR 361.5 m posted in 2003. The following table sets forth certain data on the sales and store network of De Rigo’s two retail chains: D&A, one of the leading retailers in the British optical market and GO, the leading retailer in the Spanish optical market.

	2003	2004		31 Dec 03	31 Dec 04		31 Dec 03	31 Dec 04
	€ in millions	€ in millions	% Change	Owned stores	Owned stores	Unit change	Franchised stores	Franchised stores	Unit change

D&A	230.8	248.9	+7.8%	232	232	-	144	140	-4

GO	130.7	140.9	+7.8%	142	148	+6	14	18	+4

Total Retail	361.5	389.8	+7.8%	374	380	+6	158	158	-

 D&A’s sales grew to EUR 248.9 m, an increase of 7.8% as compared with sales of EUR 230.8 m posted in 2003. Sales grew by 5.8% in Pound Sterling terms, reflecting the increase in its value against the Euro, while same store sales per working day in Pound Sterling terms increased by 6.2%. Sales of franchised stores during the period grew by 5.8% to EUR 66.6 m; in Pound Sterling terms, sales of franchised stores increased by 3.8%. The increase in D&A’s sales was primarily attributable  to the Company’s aggressive marketing campaigns, which drove increased sales of higher quality products. At December 31, 2004, D&A operated a network of 232 owned shops and 140 franchised shops, having closed four underperforming franchised shops during the last twelve months.

GO grew sales by 7.8% to EUR 140.9 m from the EUR 130.7 m posted in 2003. GO continued its record of notable sales gains through the expansion of its owned and franchised store network as well as a 6.0% increase in same store sales per working day. Same store sales grew by 4.3% in 2003 and by 8.5% in 2002: the aggregate increase of 20.0% in same store sales over this three-year period highlights the strong and steady growth of GO in the Iberian market. At December 31, 2004, GO operated a network of 148 owned shops and 18 franchised shops, having opened a net total of 6 owned shops and 4 franchised shops during the last twelve months.

 *****

Mr. Ennio De Rigo, Chairman of the De Rigo Group, commented on the 2004 sales results: ”We had an excellent reaction to recover the sales we lost after having sold EID. We look forward to further solid sales results through the contribution of the new license agreements we recently signed: Escada, Chopard, Ermenegildo Zegna and Jean Paul Gaultier.

In our retail business our chains experienced strong same store sales growth. At GO we want to continue this growth pattern through the opening of new owned and franchised stores.

At D&A, after the very positive 2004 sales results, we are committed in new projects in the areas of company positioning, store refittings and customer service. Our employees were deeply involved in the restructuring process at D&A and their excellent training allowed us to win the Training Excellence Award for outstanding achievements in workplace training and personal development at the National Training Awards 2004: the success of our training raises our profile as a very attractive employer in the British marketplace and is reflected in the satisfaction of our customers, as well as a drop in staff turnover.”

 ****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Escada, Etro, Fila, Furla, Jean Paul Gaultier, La Perla, Mini and Ermenegildo Zegna, as well as its own brands Police, Sting and Lozza.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2005	DE RIGO S.p.A. By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer